Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarter ended September 30, 2012 and 2011

(RMB and US$ amounts expressed in thousands, except per share data)

	QTD September 30, 2012		QTD September 30, 2011
	RMB ‘000	US$ ‘000	RMB ‘000	US$ ‘000
Revenue	3,076,819	485,226	3,448,254	543,803
Cost of goods sold	(2,455,326)	(387,214)	(2,757,258)	(434,830)
Gross profit	621,493	98,012	690,996	108,973
Other operating income / (expenses)	40,713	6,421	(25,927)	(4,089)
Research and development costs	(93,859)	(14,802)	(83,458)	(13,162)
Selling, distribution and administrative costs	(353,106)	(55,686)	(414,673)	(65,396)
Operating profit	215,241	33,945	166,938	26,326
Finance costs	(28,651)	(4,518)	(24,807)	(3,912)
Share of profit of associates	648	102	353	56
Share of loss of joint ventures	(8,291)	(1,308)	(9,916)	(1,564)
Profit before tax from continuing operations	178,947	28,221	132,568	20,906
Income tax expense	(33,190)	(5,234)	(31,456)	(4,961)
Profit for the period from continuing operations	145,757	22,987	101,112	15,945
Discontinued operations	—	—	(483)	(76)
Profit for the period	145,757	22,987	100,629	15,869

Attributable to:
Owners of the parent	111,124	17,525	63,641	10,036
Non-controlling interests	34,633	5,462	36,988	5,833

	145,757	22,987	100,629	15,869
Net earnings per common share	2.98	0.47	1.71	0.27

Unit sales	97,328		106,358

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUTIED CONSOLIDATED INCOME STATEMENTS

For the nine months ended September 30, 2012 and 2011

(RMB and US$ amounts expressed in thousands, except per share data)

	YTD September 30, 2012		YTD September 30, 2011
	RMB ‘000	US$ ‘000	RMB ‘000	US$ ‘000
Revenue	10,185,128	1,606,234	11,697,838	1,844,794
Cost of goods sold	(8,110,152)	(1,279,002)	(9,291,595)	(1,465,320)
Gross profit	2,074,976	327,232	2,406,243	379,474
Other operating income	78,373	12,360	14,784	2,331
Research and development costs	(271,012)	(42,740)	(243,420)	(38,388)
Selling, distribution and administrative costs	(1,109,831)	(175,025)	(1,291,951)	(203,746)
Operating profit	772,506	121,827	885,656	139,671
Finance costs	(166,155)	(26,203)	(100,149)	(15,794)
Share of profit of associates	2,588	408	1,325	209
Share of loss of joint ventures	(31,173)	(4,916)	(36,937)	(5,825)
Profit before tax from continuing operations	577,766	91,116	749,895	118,261
Income tax expense	(107,643)	(16,976)	(140,513)	(22,159)
Profit for the period from continuing operations	470,123	74,140	609,382	96,102
Discontinued operations	—	—	(483)	(76)
Profit for the period	470,123	74,140	608,899	96,026

Attributable to:
Owners of the parent	346,128	54,586	449,238	70,847
Non-controlling interests	123,995	19,554	159,661	25,179

	470,123	74,140	608,899	96,026
Net earnings per common share	9.29	1.46	12.05	1.90

Unit sales	338,354		406,425

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

As of September 30, 2012 and December 31, 2011

(RMB and US$ amounts expressed in thousands)

	As of September 30, 2012		As of December 31, 2011
	RMB ‘000	US$ ‘000	RMB ‘000
Cash and bank balances	4,236,745	668,151	4,124,776
Trade and bills receivable	6,680,384	1,053,522	6,690,917
Inventories	2,023,641	319,136	2,416,056
Current assets	13,427,421	2,117,556	13,906,195
Total assets	18,707,499	2,950,244	19,151,019
Trade and bills payable	4,809,023	758,401	4,813,009
Short-term and long-term interest-bearing loans and borrowings	3,145,641	496,080	3,696,731
Equity attributable to owners of the parent	5,673,307	894,702	5,542,203

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